February 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Form 1-A-W
Tuscan Gardens Senior Living Communities, Inc.

Request for Withdrawal of Offering Statement Post-Qualification Amendments) on Form 1-A filed under form type 1-A/A (File No. 02410945)

Ladies and Gentlemen:

On behalf of Tuscan Gardens Senior Living Communities, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) that the Company hereby withdraws the following Post-Qualification amendments to the above-mentioned Offering:

Amendment	Data of Filing
1-A POS	2021-10-06
1-A POS	2021-04-21
1-A POS	2021-03-26
1-A POS	2021-03-10
1-A POS	2021-01-22

In accordance with correspondence with the SEC, the Company has filed a new Offering under File No. 024-11706 on form 1-A/A dated November 4, 2021.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (760) 994-9537.

Sincerely,

/s/ Laurence J. Pino

Laurence J. Pino,

Chief Executive Officer